

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2008

Mr. Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1

> **Re: Barrick Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 001-09059**

Dear Mr. Sokalsky:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 99.3

5 – Revenue and Gold Sales Contracts, page 97

1.   We note disclosure throughout your filing that you no longer have Corporate Gold Sales Contracts outstanding as of December 31, 2007; however, you hold Project Gold Sales Contracts totaling approximately 9.5 million ounces of future gold production. Your disclosure on page 98 discusses the terms of these

contracts and includes the mark-to market value of a $4.6 billion loss as of December 31, 2007. However, your disclosure does not address how these contracts are accounted for in your financial statements as of and during the fiscal years presented. Your previously filed Form 40-F for the year ended December 31, 2006 states the gold sales contracts met the provisions on paragraph 10(b) of SFAS 133, and therefore are not required to be accounted for as derivatives. Please tell us if you have continued to account for these contracts in a similar manner. In this regard, we also note you have the right to net settle these contracts at any point. In your response, please address if you have historically net settled your Corporate or Project Gold Sales Contracts and how this ability to net settle does not cause these contracts to no longer be eligible for the normal purchases and normal sales exclusion from SFAS 133 during the fiscal years presented.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director